FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on February 20,  2007

EXHIBIT 1

Omega Navigation Enterprises, Inc. Reports Fourth Quarter 2006 and Full Year 2006 Results

Piraeus, Greece, February 20, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers announced today its unaudited financial and operational results for the fourth quarter and for the twelve month period ended December 31, 2006.

The company had previously announced the declaration of its quarterly dividend of  $0.50 per share payable on February 28, 2007 to shareholders of record as of February 15, 2007 .

Omega Navigation Enterprises, Inc. was incorporated in the Marshall Islands in February 2005. On April 7, 2006, the Company successfully completed its Initial Public Offering of 12,000,000 Class A Common Shares at $17 per share raising a total of $204 million in gross proceeds.  Omega Navigation’s Class A common shares commenced trading on the NASDAQ National Market on April 7, 2006 and on the Singapore Exchange Securities Trading Limited on April 10, 2006.

Fourth Quarter 2006 Results

For the fourth quarter ended December 31, 2006, Omega Navigation reported Total Revenues from continuing and discontinued operations of $13.2 and $3.8 million respectively and Net Income of $4.3 million, or $0.29 per share.  EBITDA from continuing and discontinued operations for the fourth quarter of 2006 was $ 11.7 million. Please see  below for a reconciliation of EBITDA to Cash from Operating Activities.

Discontinued operations refer to the operation of the two dry bulk carriers which the Company sold in January 2007.

The Company owned and operated an average of eight vessels during the fourth quarter of 2006, earning an average time-charter equivalent rate of $19,861 per day per ship, for the dry bulk carriers, $20,750 per day per ship for the Handymax product tankers, and $ 24,921 per day per ship for the Panamax product tankers.

The Company has received cash totaling $1.5 million related to the profit sharing agreements in place during the third and fourth quarter of 2006 on two of its vessels.  This profit share revenue will be recognized when final settlement is made with the charterer.

Operating expenses in the fourth quarter of 2006 were higher than anticipated due to one time expenses related to taking delivery of our six product tankers as well as expenses related to initial supplies of the vessels.

Twelve Months 2006 Results

For the twelve month period ended December 31, 2006, the Company reported Total Revenues from continuing and discontinued operations of $26.9 and $15.5 million respectively and Net Income of $15.8 million, or $1.34 per share, before taking into account the book loss on the sale of the dry bulk vessels which was previously announced, calculated on 11,829,452 weighted average basic and diluted shares outstanding for the period.  Net Income after the book loss on the sale of these vessels was $14.1 million or $1.19 per share. This loss was offset by the gain of $5.0 million recorded in the first quarter of 2006 which was connected to the extinguishment of debt related to these vessels. EBITDA for the period was $32.6 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

The Company owned and operated an average of 5.1 vessels during the twelve month period ended December 31, 2006, earning an average time-charter equivalent rate of $20,118 per day per vessel for the bulk carriers, $20,673 per day per vessel for the Handymax product tankers and $25,096  per day per vessel for the Panamax product carriers.

Operating expenses in the twelve months of 2006 were higher than anticipated due to one time expenses related to taking delivery of our six product tankers.  These one time expenses amounted to $708,000 during 2006.

Purchase of Two Newbuilding Ice Class 1A Panamax Product Tankers

Omega Navigation announced on February 12, 2007, that it had agreed to purchase two newbuilding, Ice Class 1A Panamax double hull product tankers, currently under construction in STX Shipbuilding in South Korea.  The vessels, “Omega Emmanuel” and “Omega Theodore,” are scheduled to be delivered on March 23 and April 26, 2007, respectively.

The vessels’ purchase price was $64.5 million each and will be funded by a combination of internally generated cash and commercial bank debt totaling $60 million.  The balance will be funded by a $4.5 million warrant issued to the seller of each vessel, which will convert into Omega Class A common shares, no earlier than March 31, 2009.

The warrants will convert at a price of $18 per share or at a price equal to the average market trading price during the 15 business days prior to the conversion date, less 8%, whichever is higher.  The $18 per share conversion price represents a premium to the current trading price and also a premium to the Company’s IPO price of $17 per share.

The maximum number of shares that may be issued to the warrant holders will be 250,000 Class A common shares per vessel.  To the extent that the average market price during the 15 days preceding the conversion is below $18 per share, the Company has limited its downside exposure to a maximum of $500,000 per vessel, payable in cash, while maintaining an unlimited upside should the average trading price of the shares be above $18 per share.  The warrants will not be entitled to dividends, and have no voting rights.  The Company’s strategy will be to employ these vessels on fixed period charters, as is the case with the vessels in the Company’s existing fleet.

Omega continues to hold options to purchase an additional two newbuilding Ice Class 1A double hull Panamax product tankers, which are scheduled for delivery in August and September, 2007.

Fleet Development

During January 2007, Omega Navigation delivered two dry bulk carriers to their new owners.  With this delivery and the above mentioned acquisition of two Panamax Ice Class 1A product carriers, the Company has fulfilled its strategic vision of becoming the first company listed in the U.S. that owns solely product tankers.  Subsequent to the delivery of the two new vessels, the Company will own and operate eight product carriers.

During the first quarter of 2006 the Company’s fleet was comprised only of its two drybulk carriers. During the second quarter of 2006, the Company expanded its fleet and took delivery of four of the six identified double hull product tankers.  During the third quarter the Company took delivery of the two remaining identified product tankers that it had agreed to acquire at the time of its IPO, bringing the entire fleet to two dry bulk vessels and six product tankers. On September 22, 2006 the Company entered into an agreement to sell its two dry bulk carriers and delivered them to their buyers in January 2007.

The Company’s current fleet includes six double hull product tankers with a total cargo-carrying capacity of 366,358 deadweight tons, or dwt.   With the addition of the two new double hull newbuilding product carriers the Company will operate eight double hull product tankers with a total cargo carrying capacity of 512,358 dwt.

All of the Company’s current six product tankers are employed under time charters for a minimum of three years from their respective delivery dates and are chartered to established charterers including Norden, Glencore and Torm.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented, “We are pleased to have ended our first year as a publicly traded company by delivering strong financial results for a third consecutive quarter.  In addition, we have sold our two drybulk vessels at favorable prices, and have invested a portion of those proceeds in the product tanker sector, thus becoming a ‘pure play’ in this sector which, we believe, offers favorable fundamentals in the long term.  Our commitment to new, modern, high quality double hull product tanker tonnage continues.  With our current fleet and the addition of the newbuilding acquisitions, we believe we have the youngest tanker fleet of any U.S. listed company.”

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented: “As of December 31, 2006, our total debt to book capitalization stood at 54%. This modest leverage affords us significant flexibility and growth potential. We have used this low leverage, along with other sources, to fund our further expansion into the product tanker sector with the acquisition of the “Omega Emmanuel” and “Omega Theodore.”  Furthermore, the fact that we have profit sharing agreements on the earnings of four of our six current product tankers enables us to capture the upside potential of the market and enhance our profitability.”

Fleet Data

Three Months Ended December 31, 2006	Product Carriers		Drybulk Carriers
	Panamax Tankers	Handymax Tankers
Number of vessels at end of period	4	2	2
Average age of fleet (in years)	2	0	2
Ownership days (2)	368	184	184
Available days (3)	368	184	184
Operating days (4)	368	184	184
Fleet Utilization (5)	100%	100%	100%
Voyage revenues (net of voyage expenses)	$9,170,954	$3,817,936	$3,654,463
Time charter equivalent (TCE) rate $/day (6)	24,921	20,750	19,861
Vessel operating expenses (net of predelivery expenses)	$1,830,411	$766,516	$782,265
Daily Vessel operating expenses $/day (7)	4,974	4,166	4,251

Twelve Months Ended December 31, 2006	Product Carriers		Drybulk Carriers
	Panamax Tankers	Handymax Tankers
Number of vessels at end of period	4	2	2
Average age of fleet (in years)	2	0	2
Ownership days (2)	753	369	730
Available days (3)	753	369	730
Operating days (4)	753	369	730
Fleet Utilization (5)	100%	100%	100%
Voyage revenues (net of voyage expenses)	$18,897,176	$7,628,272	$14,686,479
Time charter equivalent (TCE) rate $day (6)	25,096	20,673	20,118
Vessel operating expenses (net of predelivery expenses)	$3,523,869	$1,436,252	$2,756,912
Daily Vessel operating expenses $/day (7)	4,680	3,892	3,777

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(6)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any predelivery expenses incurred at or prior to the delivery of the product tankers , are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the three months ended December 31, 2006, predelivery expenses amounted to $ 64,298 for Panamax tankers and $54,809 for Handymax tankers.  For the twelve months ended December 31, 2006, predelivery expenses amounted to  $ 385,362 for Panamax tankers and $ 323,014 for Handymax tankers.

Fleet Profile and Employment:

The table below describes the profile and employment of the Company’s fleet:

Vessel	Sister	Year	Deadweight	Type	Delivery	Daily		Redelivery
	Ships (1)	Built	(dwt)		Date	Hire Rate (2)
CURRENT FLEET
Product Tankers
Panamax Product Tankers
Omega Queen	D	2004	74,999	LR1	May-06	$26,500	(5)	May-09
Omega King	D	2004	74,999	LR1	Jun-06	$26,500	(5)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1	Aug-06	$24,000	(4)	Jul-09
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(3)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(3)	Jun-09
TOTAL (DWT):			366,358
Additional Vessels (With Expected Delivery Date) (7)
Omega Emmanuel	D	2007	73,000	Ice Class 1A	Mar-2007
Omega Theodore	D	2007	73,000	Ice Class 1A	Apr-2007
Total (DWT):			146,000
Additional Vessels on Option
Panamax TBN 3	D	2007	73,000	Ice Class 1A	Sep-2007
Panamax TBN 4	D	2007	73,000	Ice Class 1A	Oct-2007
Total (DWT):			146,000
Dry Bulk Carriers (Sold and delivered to new owners in January 2007) (6)
Ekavi I	A	2004	52,800	Handymax	Apr-05	$17,000		Mar-May-07
Electra I	A	2004	52,800	Handymax	Apr-05	$25,000		Apr-Jun-07
TOTAL (DWT):			105,600

1)     Each vessel is a sister ship of each other vessel that has the same letter.

(2)   This table shows gross charter rates and does not include brokers’ commissions, which are 5.0% of the daily time charter hire rate for the dry bulk carriers and 1.25% of the daily time charter rate for the product tankers.

(3)   Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.  The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(4)   Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5)   The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(6)   Omega Navigation sold its two dry bulk carriers, the “Ekavi” and the “Electra,” in January 2007.

(7) Omega Navigation announced on February 12, 2007, that it has agreed to acquire two newbuilding Ice Class 1A Panamax product tankers, named the "Omega Emmanuel" and the "Omega Theodore". Both vessels are currently under construction at STX Shipbuilding Co., South Korea.

Quarterly Dividend

On February 8, 2007, the Board of Directors of the Company approved the Company’s third quarterly dividend since it went public, of $ 0.50 per share, payable on February 28, 2007 to shareholders of record as of February 15, 2007.

Omega Navigation intends to declare and pay quarterly dividends to shareholders in amounts that are substantially equal to the available cash from operations during the previous quarter after cash expenses and discretionary reserves.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented “Our dividend policy is structured to enable shareholders to share equally in our Company’s profitability and growth. Furthermore, the Class B shares held by the initial shareholder, which currently represent 20.7% of the total shares outstanding, are subordinated in terms of dividend payment to the Class A shares held by the public, which provides the public shareholders additional comfort and assurance of their payments of quarterly dividends.”

He continued: “We have now paid or declared three quarterly dividends in the amount of $0.50 per share per quarter, or $ 1.50 per share in total, and our next quarterly dividend is estimated for payment in May 2007.”

Conference Call and Webcast:

As already announced, tomorrow, February 21, 2007 at 10:00 A.M. EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:  (866) 819-7111 (from the US), 0800 953 0329 (from the UK) or +44(0)1452 542 301 (from outside the US). Please quote “Omega Navigation”.

In case of any problem with the above numbers, please dial (866) 869-2352 (from the US),

0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US).

Quote “Omega Navigation”.

A telephonic replay of the conference call will be available until February 28, 2007 by dialing 1.866.247.4222 (from the US), 0800 953 1533 (from the UK) or + 44(0) 1452 550 000 (from outside the US). Access Code: 1859591#

Slides and audio webcast: There will also be a live, and then archived, webcast of the conference call, through Omega Navigation’s website (www.omeganavigation.com) Participants into the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2006	Year Ended December 31, 2006
	(unaudited)	(unaudited)
CONTINUING OPERATIONS
Revenues:
Voyage revenue	13,153,520	26,866,609

Expenses:
Voyage expenses	(164,630)	(341,161)
Vessel operating expenses	(2,716,034)	(5,668,497)
Depreciation and amortization	(3,571,261)	(7,235,909)
Management fees	(267,883)	(568,303)
Option premium	(200,000)	(200,000)
General and administrative expenses	(813,666)	(2,354,220)
Foreign currency losses	(18,444)	(32,328)
Operating income	5,401,602	10,466,191

Other income (expenses)
Interest and finance costs	(3,386,600)	(7,425,485)
Interest income	145,225	1,837,073
Unrealized gain / (loss) on derivative instruments	158,073	(312,734)
Total other income /(expenses), net	(3,083,302)	(5,901,146)

INCOME FROM CONTINUING OPERATIONS	2,318,300	4,565,045

DISCONTINUED OPERATIONS
Income from discontinued operations of the bulk carrier fleet (including a gain on extinguishment of debt of $5,000,000 in 2006	2,031,445	11,248,268
Impairment loss on disposal of dry bulk carrier vessels in 2006	-	(1,685,297)
INCOME FROM DISCONTINUED OPERATIONS	2,031,445	9,562,971

Net income	4,349,745	14,128,016

Earning per common share, basic and diluted:
- From continuing operations
Earnings per Class A common share, basic and diluted	0.15	0.42
Earnings per Class B common share, basic and diluted	0.15	0.30
Weighted average number of Class A common shares, basic and diluted	12,010,000	8,689,452
Weighted average number of Class B common shares, basic and diluted	3,140,000	3,140,000
- From discontinued operations
Earnings per Class A common share, basic and diluted	0.13	0.87
Earnings per Class B common share, basic and diluted	0.13	0.63
Weighted average number of Class A common shares, basic and diluted	12,010,000	8,689,452
Weighted average number of Class B common shares, basic and diluted	3,140,000	3,140,000
- From continuing and discontinued operations
Earnings per Class A common share, basic and diluted	0.29	1.29
Earnings per Class B common share, basic and diluted	0.29	0.93
Weighted average number of Class A common shares, basic and diluted	12,010,000	8,689,452
Weighted average number of Class B common shares, basic and diluted	3,140,000	3,140,000

Omega Navigation Enterprises Inc
Consolidated Balance Sheet

(All amounts expressed in U.S. Dollars)

	December 31, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	3,861,610	5,057,706
Accounts receivable, trade	145,074	178,089
Inventories	504,838	-
Prepayments and other	517,839	2,202
Restricted cash	930,739	500,000
Vessels held for sale	81,468,750	-
Total current assets	87,428,850	5,737,997

FIXED ASSETS:
Vessels, net	350,286,884	85,490,799
Property and equipment, net	142,691	-
Advances for vessels acquisition	200,000	-
Total fixed assets	350,629,575	85,490,799

OTHER NON CURRENT ASSETS:
Initial Public Offering related costs	-	1,162,957
Deferred charges	226,069	-
Restricted cash	5,546,642	-
Total other non current assets	5,772,711	1,162,957

Total assets	443,831,136	92,391,753

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank credit facility	-	38,994,035
Seller’s notes	-	36,000,000
Current portion of long term debt	49,133,236	-
Accounts payable, trade and other	1,495,247	345,647
Due to stockholder	-	121,731
Accrued and other liabilities	1,129,473	2,383,945
Deferred revenue	2,719,334	138,362
Derivatives liability	312,734	-
Total current liabilities	54,790,024	77,983,720

LONG-TERM DEBT, net of current portion	188,944,162	-

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Preferred stock, $0.01 par value; 25,000,000, shares authorized, none issued	-	-
Common stock:
Class A shares, par value $ 0.01 per share 75,000,000 shares authorized; 10,000 shares issued and outstanding as at December 31, 2005 and 12,010,000 shares issued and outstanding as at December 31, 2006	120,100	100
Class B shares, par value $ 0.01 per share 25,000,000 shares authorized; 3,140,000 shares issued and outstanding	31,400	31,400
Additional paid-in capital	196,589,442	9,998,540
Retained earnings	3,356,008	4,377,993
Total stockholders’ equity	200,096,950	14,408,033
Total liabilities and stockholders’ equity	443,831,136	92,391,753

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three months ended December 31, 2006	Year ended December 31, 2006
	(unaudited)	(unaudited)
Cash flows from operating activities
Income from continuing operations	2,318,300	4,565,045

Net cash from continuing operating activities	5,492,176	14,802,260
Net cash from discontinued operating activities	1,751,517	7,726,799
Net cash from continuing and discontinued operating activities	7,243,693	22,529,059

Cash flows used in investing activities
Net cash provided by/ (used in) investing activities-continuing operations	186,778	(357,865,484)
Net cash used in investing activities-discontinued operations	-	-
Net cash used in investing activities- continuing and discontinued operations	186,778	(357,865,484)
.
Cash flows from financing activities
Net cash provided by/ (used in) financing activities-continuing operations	(12,006,269)	338,425,827
Net cash used in financing activities-discontinued operations	(605,529)	(4,285,498)
Net cash provided by/ (used in) financing activities-continuing and discontinued operations	(12,611,798)	334,140,329

Net increase in cash and cash equivalents	(5,181,327)	(1,196,096)
Cash and cash equivalents at the beginning of the period	9,042,937	5,057,706
Cash and cash equivalents at end of period	3,861,610	3,861,610

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash From Operating Activities

(Expressed in U.S. Dollars)

	Three months ended December 31, 2006	Year ended December 31, 2006
Net cash from operating activities	7,243,693	22,529,059
Net increase in current assets	128,551	987,460
Net increase / (decrease) in current liabilities excluding bank debt	581,135	(2,476,100)
Gain on extinguishment of debt	-	5,000,000
Impairment loss on sale of vessels	-	(1,685,297)
Net interest expense	3,986,351	8,564,828
Amortization of financing costs	(190,447)	(341,712)
EBITDA	11,749,283	32,578,238

(1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes six double hull product tankers with a carrying capacity of 366,358 dwt. These six product tankers are chartered out on three year period time charters. Furthermore, with the delivery of the recently announced acquisition of “Omega Emmanuel” and “Omega Theodore,” the Company will own eight product carriers with a combined cargo carrying capacity of 512,358 dwt.  The Company also has options to acquire two additional double hull Ice Class 1A Panamax product carriers currently under construction at STX Shipbuilding in South Korea which are expected to be available for delivery between August and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  February 20, 2007                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer

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